SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SP PLUS CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

78469C103

(CUSIP Number)

VCM STAN-CPC Holdings, LLC

2929 Arch Street, Suite 1800

Philadelphia, Pennsylvania 19104-7324

(215) 609-3400

With a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78469C103	Page 2 of 16 Pages

1.	Name of reporting person VCM STAN-CPC Holdings, LLC
2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 964,793
	8.	Shared voting power -0-
	9.	Sole dispositive power 964,793
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 964,793
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.4% (1)
14.	Type of reporting person OO

(1)	Based on 22,135,365 shares of Common Stock outstanding as of May 1, 2015, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 7, 2015.

CUSIP No. 78469C103	Page 3 of 16 Pages

1.	Name of reporting person Versa Capital Fund I, L.P.
2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not Applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 964,793
	8.	Shared voting power -0-
	9.	Sole dispositive power 964,793
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 964,793
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.4% (1)
14.	Type of reporting person PN

(1)	Based on 22,135,365 shares of Common Stock outstanding as of May 1, 2015, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 7, 2015.

CUSIP No. 78469C103	Page 4 of 16 Pages

1.	Name of reporting person Versa FGP-I, LP
2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not Applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 964,793
	8.	Shared voting power -0-
	9.	Sole dispositive power 964,793
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 964,793
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.4% (1)
14.	Type of reporting person PN

(1)	Based on 22,135,365 shares of Common Stock outstanding as of May 1, 2015, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 7, 2015.

CUSIP No. 78469C103	Page 5 of 16 Pages

1.	Name of reporting person Versa UGP-I, LLC
2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not Applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 964,793
	8.	Shared voting power -0-
	9.	Sole dispositive power 964,793
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 964,793
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.4% (1)
14.	Type of reporting person OO

(1)	Based on 22,135,365 shares of Common Stock outstanding as of May 1, 2015, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 7, 2015.

CUSIP No. 78469C103	Page 6 of 16 Pages

1.	Name of reporting person Versa Fund Management, LLC
2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not Applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 964,793
	8.	Shared voting power -0-
	9.	Sole dispositive power 964,793
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 964,793
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.4% (1)
14.	Type of reporting person OO

(1)	Based on 22,135,365 shares of Common Stock outstanding as of May 1, 2015, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 7, 2015.

CUSIP No. 78469C103	Page 7 of 16 Pages

1.	Name of reporting person Versa Capital Management, LP
2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,981
	8.	Shared voting power -0-
	9.	Sole dispositive power 8,981
	10.	Shared dispositive power -0-
11.	Aggregate amount beneficially owned by each reporting person 8,981
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) **0.1% (1)
14.	Type of reporting person PN

**	Denotes less than
(1)	Based on 22,135,365 shares of Common Stock outstanding as of May 1, 2015, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 7, 2015.

CUSIP No. 78469C103	Page 8 of 16 Pages

1.	Name of reporting person Versa Capital Group, LLC
2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not Applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 973,774
	8.	Shared voting power 0
	9.	Sole dispositive power 973,774
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 973,774
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.4% (1)
14.	Type of reporting person OO

(1)	Based on 22,135,365 shares of Common Stock outstanding as of May 1, 2015, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 7, 2015.

CUSIP No. 78469C103	Page 9 of 16 Pages

1.	Name of reporting person Gregory L. Segall
2.	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not Applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 973,774
	8.	Shared voting power 0
	9.	Sole dispositive power 973,774
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 973,774
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 4.4% (1)
14.	Type of reporting person IN

(1)	Based on 22,135,365 shares of Common Stock outstanding as of May 1, 2015, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 7, 2015.

This Amendment No. 1 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on October 12, 2012. Unless otherwise stated herein, the Original 13D remains in full force and effect. Terms used herein and not defined herein shall have the meaning ascribed thereto in the Original 13D, as amended.

ITEM 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of SP Plus Corporation, a Delaware corporation (“SP Plus” or the “Issuer”). The principal executive offices of the Company are located at 200 East Randolph Street, Suite 7700, Chicago, IL 60601-7702.

ITEM 2.	Identity and Background.

Item 2(a) is hereby amended and restated in its entirety as follows:

(a) The undersigned hereby file this Schedule 13D Statement on behalf of VCM STAN-CPC Holdings, LLC, a Delaware limited liability company (“VCM Holdings”), Versa Capital Fund I, L.P., a Delaware limited partnership (“Fund”), Versa FGP-I, LP, a Delaware limited partnership (“FGP”), Versa UGP-I, LLC, a Delaware limited liability company (“UGP”), Versa Fund Management, LLC, a Delaware limited liability company (“VFM”), Versa Capital Management, LP, a Delaware limited partnership (“VCM LP”), Versa Capital Group, LLC, a Delaware limited liability company (“VCG”), and Gregory L. Segall (“GLS”). VCM Holdings, Fund, FGP, UGP, VFM, VCM LP, VCG and GLS are sometimes hereinafter referred to as the “Reporting Persons.”

The second paragraph of Item 2(c) is hereby amended and restated in its entirety as follows:

FGP is a Delaware limited partnership, the principal business of which is to be the general partner of the Versa Funds. UGP is a Delaware limited liability company, the principal business of which is to be the general partner of FGP. VFM is a Delaware limited liability company, the principal business of which is to manage and control general partners of private equity funds. VCM LP is a Delaware limited partnership, the principal business of which is to be the managing member of Versa Capital Management, LLC (“VCM”). VCG is a Delaware limited liability company, the principal business of which is to manage and control general partners of private equity funds. GS is the chairman, president and chief executive officer of VCM and the controlling person of VCG. GS disclaims beneficial ownership of all securities reported herein, and the filing of this Schedule 13D shall not be deemed an admission that GS is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purposes.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to insert the following paragraph after the last paragraph:

Paul Halpern has received 8,981 shares of Common Stock as compensation for his service on the board of directors of SP Plus. Pursuant to an arrangement between Mr. Halpern and VCM LP, any compensation received by Mr. Halpern during his service as a director of SP Plus is for the benefit of VCM LP and, as such, Mr. Halpern intends to transfer the 8,981 shares of Common Stock to VCM LP for no consideration.

Page 10 of 16 pages

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Each Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions and applicable legal constraints, increase or decrease its investment position in the shares of Common Stock or other securities of the Issuer.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)-(b) The information required in these paragraphs with respect to each Reporting Person is set forth in Rows 7 through 13 of the respective cover pages to this Schedule 13D and is incorporated herein by reference.

(c) Within the past 60 days of the date of this statement, Reporting Persons sold shares of Common Stock through open market sales as set forth on Schedule I attached hereto. On April 21, 2015, Mr. Halpern received 3,820 shares of Common Stock as compensation for his service on the board of directors of SP Plus. As described under Item 3 above, Mr. Halpern intends to transfer these shares of Common Stock to VCM LP for no consideration.

ITEM 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to insert the following exhibits:

Exhibit H – Agreement pursuant to Rule 13d–1(k)

Exhibit I – Power of Attorney

Page 11 of 16 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 9, 2015	By:	Gregory L. Segall
	Name:	Gregory L. Segall, as an individual and as Attorney-in-Fact for:

VCM STAN-CPC HOLDINGS, LLC (1)
VERSA CAPITAL FUND I, L.P. (1)
VERSA FGP-I, LP (1)
VERSA UGP-I, LLC (1)
VERSA CAPITAL MANAGEMENT, LP (2)
VERSA FUND MANAGEMENT, LLC (1)
VERSA CAPITAL GROUP, LLC (1)

(1)	A Power of Attorney authorizing Gregory L. Segall to act on behalf of this entity has been previously filed with the Securities and Exchange Commission.
(2)	A Power of Attorney authorizing Gregory L. Segall to act on behalf of this entity is filed as Exhibit I.

Page 12 of 16 pages

SCHEDULE I TO SCHEDULE 13D

Reporting Person	Date of Transaction	Type	Clas of Security CS = Common Stock	Number of Shares	Weighted Average (1) Price Per Share $	Where/How Transaction Effected
VCM STAN-CPC HOLDINGS, LLC	05/11/2015	Sale	CS	40,000	25.2803	Open Market/Broker
VCM STAN-CPC HOLDINGS, LLC	05/20/2015	Sale	CS	3,900	25.0115	Open Market/Broker
VCM STAN-CPC HOLDINGS, LLC	06/02/2015	Sale	CS	400	25.0000	Open Market/Broker
VCM STAN-CPC HOLDINGS, LLC	06/03/2015	Sale	CS	13,293	25.0000	Open Market/Broker
VCM STAN-CPC HOLDINGS, LLC	06/05/2015	Sale	CS	6,638	25.0002	Open Market/Broker
VCM STAN-CPC HOLDINGS, LLC	06/08/2015	Sale	CS	5,653	25.0000	Open Market/Broker

(1)	The prices listed below represent the average prices at which the amount of shares of Common Stock listed in each row were sold (full detailed information regarding the shares sold and the corresponding prices will be provided upon request).

Page 13 of 16 pages

EXHIBIT INDEX

Exhibit	Document Description

H	Agreement Pursuant to Rule 13d-1(k)

I	Power of Attorney

Page 14 of 16 pages